ICAP

8/4/2004

FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

FILE NUMBER: 08204904

Re: ICAP plc

Ladies and Gentlemen:

On behalf of ICAP plc, in accordance with Rule 12g3-2(b) under the Securities Exchange Act, we are furnishing with this letter the attached information that ICAP plc has made public pursuant to the laws of England, has filed with the London Stock Exchange or has distributed to its shareholders.

Please acknowledge receipt of this information by stamping the enclosed copy of this letter and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

Roger C. Campbell

Roger C. Campbell
Deputy General Counsel

RC:db
Enclosures

ICAP North America Inc.
Harborside Financial Center
1100 Plaza 5, 12th Floor
Jersey City, NJ 07311-4996

Tel: 212 406 1100

www.icap.com

ICAP

Memorandum

To:	Charles Gregson Michael Spencer Jim Pettigrew David Gelber Mike Sheard
cc:	Roger Campbell (for US filing) – 001 212 815 7433
From:	Kathryn Dickinson
Date:	4 August 2004
Subject:	**Announcement to the Stock Exchange**

Please find attached a copy of an announcement sent to the London Stock Exchange Announcements Office today.

Kind regards

Kathryn Dickinson
Deputy Company Secretary

Encs.

RNS NUMBER:

FOR IMMEDIATE RELEASE

DATED 4 AUGUST 2004

ICAP plc ("the Company")

Director's Shareholding

The Company has been notified that on 3 August 2004 Charles Gregson purchased 2,500 ICAP plc ordinary shares of 10p each at 207.13p per share for a trust of which his son is a beneficiary.

As a result of this transaction Charles Gregson is interested in 189,170 shares representing 0.031% of the Company's issued share capital.

ENDS

ICAP

8/4/2004

FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

FILE NUMBER: 08204904

Re: ICAP plc – AVS No.: 730789

Ladies and Gentlemen:

On behalf of ICAP plc, in accordance with Rule 12g3-2(b) under the Securities Exchange Act, we are furnishing with this letter the attached information that ICAP plc has made public pursuant to the laws of England, has filed with the London Stock Exchange or has distributed to its shareholders.

Please acknowledge receipt of this information by stamping the enclosed copy of this letter and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

Roger C. Campbell

Roger C. Campbell
Deputy General Counsel

RC:db
Enclosures

ICAP North America Inc.
Harborside Financial Center
1100 Plaza 5, 12th Floor
Jersey City, NJ 07311-4996

Tel: 212 406 1100

www.icap.com

ICAP

29 July 2004

Company Announcements Office
Old Broad Street
London
EC2N 1HP

BY FAX NO: 020 7588 6057

Dear Sirs

ICAP plc AVS No: 730789
Fidelity Investments

In accordance with Section 9.11 of the Listing Rules, please find attached a Schedule 10 notification in respect of a declaration received pursuant to Section 198 of the Companies Act 1985.

Would you kindly confirm receipt of the announcement by telephoning me on 020 7000 5782.

Yours faithfully

Kathryn Dickinson
Deputy Company Secretary

Enc:

ICAP plc
2 Broadgate
London
EC2M 7UR
Tel +44 (0) 20 7000 5000
Fax +44 (0) 20 7000 5975
www.icap.com

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO **730789**

All relevant boxes should be completed in block capital letters.

1. Name of company **ICAP plc**	2. Name of shareholder having a major interest **FIDELITY INVESTMENTS**
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 **SEE ATTACHED LETTER**	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them **SEE ATTACHED LETTER**

5. Number of shares/amount of stock acquired **N/A**	6. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage) **N/A**	7. Number of shares/amount of stock disposed **499,102**	8. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage) **0.082%**

9. Class of security **ORDINARY SHARES OF 10 PENCE EACH**	10. Date of transaction **28.07.04**	11. Date company informed **28.07.04**

12. Total holding following this notification **34,233,714**	13. Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage) **5.614%**

14. Any additional information	15. Name of contact and telephone number for queries **KATHRYN DICKINSON** **020 7000 5782**

16. Name and signature of authorised company official responsible for making this notification

Date of notification **29 JULY 2004**

KATHRYN DICKINSON
DEPUTY COMPANY SECRETARY

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 (PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries; UK Listing Authority

Fidelity INVESTMENTS

Windmill Court
Millfield Lane
Lower Kingswood
Tadworth
Surrey KT20 6RG
Telephone: 01737 836738

ICAP Plc
2 Broadgate
London, EC2M 7UR
United Kingdom

FAX: 011-44-207-000-5788

ATTN: Company Secretary

July 28, 2004

Dear Sirs,

Enclosed are amended notifications of disclosable interests under the U.K. Companies Act 1985. Please note that while this information details the disclosable interests of more than one entity, the enclosed disclosure constitutes separate notifications of Interest which have been combined solely for purposes of clarity and efficiency. It is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.

These disclosures are made in the interest of conformity with the Companies Act. The Interest detailed herein were acquired solely for investment purposes. For disclosure purposes, holdings should be represented as FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders.

If you have any questions please contact Julie Finocchio on 01737 837148 or by fax on 01737 837450.

Yours faithfully

Julie Finocchio
Compliance Specialist

Amendment #10

NOTIFICATIONS UNDER SECTIONS 198 TO 202 - - U.K. COMPANIES ACT

1. Company in which shares are held: ICAP Plc

2. Notifiable Interest: Ordinary Shares

FMR Corp.
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).

Fidelity International Limited (FIL)
P.O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for

3. The notifiable interests also comprise the notifiable interest of:
Mr. Edward C. Johnson 3d
82 Devonshire Street
Boston, MA 02109

Principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

By Rani Jandu

Rani Jandu
Regulatory Reporting Supervisor, FIL – Investment Compliance
Duly authorized under Powers of Attorney dated July 9, 2004 by Eric D. Roiter by and on behalf of FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries.

Schedule A

Amendment # 10

Security: ICAP Plc

	SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
(Ordinary Shares)			
	443,350	FMRCO	Mellon Bank
	111,000	FMRCO	State Street Nominees Limited
	25,700	FMTC	State Street Nominees Ltd.
	25,400	FMTC	Brown Brothers Harriman
	19,000	FMTC	State Street Bank & Trust
	11,732,810	FISL	Chase Nominees Ltd
	6,723,600	FISL	Chase Manhattan Bank London
	470,900	FPM	Bank of New York London
	66,500	FPM	Deutsche Bank
	139,000	FPM	Citibank
	262,000	FPM	Mellon Nominees Ltd
	705,000	FIL	Chase Nominees Ltd
	1,865,410	FIL	HSBC Client Holdings Nominee (UK) Limited
	2,656,350	FIL	Northern Trust
	677,685	FIL	Chase Manhattan Bank London
	282,809	FIL	Deutche Bank
	214,000	FIL	Mellon Nominees Ltd
	360,000	FIL	Bank of New York, Brussels
	4,911,900	FIL	Bank of New York London
	111,000	FIL	State Street Bank & Trust
	424,500	FIL	Citibank
	958,800	FIL	Clydesdale Bank (Head Office) Nominees Limited
	474,300	FIL	JP Morgan
	412,500	FIL	State Street Nominees Ltd
	143,700	FIL	Bankers Trust
	16,500	FIL	Brown Brothers Harriman Ltd. LUX
Total Ordinary Shares	34,233,714		
Current ownership percentage:	~~5.599%~~ 5.614%		
Shares in issue:	~~611,413,222~~ 609,763,222		

Change in holdings is primarily due to the increase in the share capital figure.

Change in holdings since last filing: (499,102) ordinary shares

RNS NUMBER:

FOR IMMEDIATE RELEASE

DATED 29 JULY 2004

ICAP plc ("the Company")

Director's Shareholding

The Company has been notified that on 28 July 2004 Duncan Goldie-Morrison purchased 100,000 ICAP plc ordinary shares of 10p each at 214p per share. As a result of this transaction Duncan Goldie-Morrison is interested in 100,000 shares representing 0.016% of the Company's issued share capital.

ENDS